Exhibit 99.3
Cardiome Pharma Corp (the “Company”)
Supplementary Information
October 10, 2006
The unaudited interim consolidated financial statements of the Company for the six- month period ended June 30, 2006 have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These unaudited interim consolidated financial statements conform in all material respects to U.S. generally accepted accounting principles (U.S. GAAP), except for the differences below as well as those described in Note 7 to the Company’s unaudited interim consolidated financial statements for the-six month period ended June 30, 2006. For additional information on material differences between Canadian GAAP and U.S. GAAP, reference should be made to Note 16 to the Company’s annual audited consolidated financial statements for the year ended December 31, 2005.
The financial information presented in the interim consolidated financial statements and this reconciliation to U.S. GAAP is unaudited.
Disclosure requirements under Item 18 of Form 20F impacting the unaudited interim consolidated financial statements for the six-month period ended June 30, 2006 under U.S. GAAP in addition to those described in Note 7 to the unaudited interim consolidated financial statements (which have been prepared in accordance with Item 17 of Form 20-F) would be as follows:
The Company’s Board of Directors has the authority to determine the vesting period and term of each stock option granted up to a maximum of a ten-year term. Since September 2005, options granted generally vest over four years, with 25% vesting at each anniversary date. Prior to September 2005, options granted generally vest over five years, with 20% vesting at each anniversary date. Options generally have a term of six years.
The intrinsic value of vested and exercisable stock options is calculated as the quoted market price of the stock at the balance sheet date less the amount an employee must pay to acquire the stock. The intrinsic value of stock options exercised in a period is calculated as the quoted market price of the stock at the exercise date less the amount an employee must pay to acquire the stock.
The aggregate intrinsic value of options outstanding as at June 30, 2006 was $17,262,758.
The aggregate intrinsic value of stock options exercised during the three- and six- month periods ended June 30, 2006 was $1,012,235 and $3,542,340, respectively.

The weighted-average remaining contractual life of vested and exercisable stock options at June 30, 2006 was 3.12 years.
The Company estimates forfeitures for unvested options as a percentage of stock-based compensation. For the six months ended June 30, 2006, the Company applied an estimated percentage of 10.43%, which management considers to be a reasonable estimate of actual forfeitures.
Cash received during the three- and six-month periods ended June 30, 2006 related to the exercise of stock options was $567,319 and $2,096,977, respectively.